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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                               AMENDMENT NO. 9 TO

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          BRUNSWICK TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          BRUNSWICK TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117394 10 6
                         (CUSIP NUMBER OF COMMON STOCK)

                               MARTIN S. GRIMNES
                            CHIEF EXECUTIVE OFFICER
                          BRUNSWICK TECHNOLOGIES, INC.
                               43 BIBBER PARKWAY
                              BRUNSWICK, ME 04011
                                 (207) 729-7792
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                          Robert A. Trevisani, Esquire
                               Gadsby Hannah LLP
                              225 Franklin Street
                                Boston, MA 02110
                                 (617) 345-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     Brunswick Technologies, Inc., a Maine corporation (the "Company" hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated May 3, 2000 (as amended by Amendments No. 1 through 8, the "Schedule 14D-9") relating to the tender offer by VA Acquisition Corporation, (the "Purchaser") and a wholly-owned subsidiary of CertainTeed Corporation, a Delaware Corporation (the "Parent") both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation, to purchase outstanding shares of common stock, par value $.0001 per share (the "Shares"), of the Company at a price of $8.00 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 20, 2000, as amended by Amendments No. 1 through 17 to Schedule 14D-1. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 8.    ADDITIONAL INFORMATION

     Item 8 is hereby amended by the addition of the following:

     On June 7, 2000, representatives of Saint-Gobain, Parent and the Company met to commence serious negotiations regarding a possible consensual transaction, during which meeting Parent indicated it was prepared to improve the Offer by increasing the purchase price in exchange for a negotiated merger agreement. Negotiations continued into the late evening of June 12, 2000, at which time (1) a merger agreement was entered into between and among Parent, Purchaser and the Company and (2) Parent and Purchaser agreed to increase the purchase price in the Offer from $8.00 to $8.50 per Share, net to the seller in cash, without interest. A copy of the merger agreement will be filed as an Exhibit to the Schedule 14D-9 in a subsequent Amendment. In the merger agreement, the Company has agreed to support Parent's improved Offer. The Company also has agreed to redeem the preferred share purchase rights under the Rights Agreement dated April 17, 2000 between the Company and State Street Bank and Trust Company. Both Parent and the Company expect to supplement their respective Schedules TO and 14D-9 to reflect details of the negotiated transaction in further amendments to be filed shortly.

     On June 13, 2000, Parent issued a joint press release with the Company, in which Parent announced the improved purchase price and the extension of the Offer to 12:00 midnight, New York City time, on Thursday, June 29, 2000. Accordingly, the term "Expiration Date" in the Parent's Offer means midnight, New York City time, on Thursday, June 29, 2000, unless Parent, in its sole discretion, extends the period of time for which the offering period of the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the offering period of the Offer, as so extended, will expire. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, June 16, 2000.

     A joint press release announcing the merger agreement, the improved Offer and the extended Expiration Date was issued early on June 13, 2000, and a copy is attached hereto as Exhibit 18 and is incorporated by reference.


ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended by the addition of the following:

     Exhibit 18    Joint Press Release dated June 13, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRUNSWICK TECHNOLOGIES, INC.

                                          By: /s/ MARTIN S. GRIMNES
                                            ------------------------------------
                                            Name: Martin S. Grimnes
                                            Title:  Chief Executive Officer

Dated: June 13, 2000

                                EXHIBIT INDEX


 Exhibit  1. Part I, Item 1: "Business -- Supply," of the Company's
             Annual Report on Form 10-K for the year ended December 31, 1999 (previously filed with the Commission on March 30, 2000 and hereby incorporated by reference).
 Exhibit  2. Definitive Proxy Statement of the Company dated April 17,
             2000 (previously filed with the Commission on April 17, 2000 and hereby incorporated by reference), as supplemented by Definitive Additional Materials dated April 25, 2000 (previously filed with the Commission on April 25, 2000 and hereby incorporated by reference) and as supplemented by Definitive Additional Materials dated April 28, 2000 (previously filed with the Commission on April 28, 2000 and hereby incorporated by reference).
*Exhibit  3. Form of Employment Agreement with certain executive officers of the Company.
*Exhibit  4. Complaint filed by the Company on April 26, 2000.
*Exhibit  5. Letter to Stockholders, dated May 3, 2000.
*Exhibit  6. Press Release issued by the Company on May 3, 2000.
*Exhibit  7. Opinion of McDonald Investments dated May 3, 2000 (contained as Annex A to this Schedule 14D-9 and hereby incorporated by reference).

*Exhibit  8. Letter of the Company to Saint-Gobain dated April 17, 2000.

*Exhibit  9. Press Release, dated May 5, 2000 issued by Brunswick
             Technologies, Inc.

*Exhibit 10. Letter of Brunswick Technologies, Inc., dated May 5, 2000.

*Exhibit 11. Press Release of Brunswick Technologies, Inc., dated May 8, 2000.

*Exhibit 12. Letter of Brunswick Technologies, dated May 10, 2000 published in a number of Maine newspapers.

*Exhibit 13. Press Release of Brunswick Technologies, dated May 12, 2000.

*Exhibit 14. Letter of Brunswick Technologies, Inc. dated May 19, 2000.

*Exhibit 15. Complaint filed by Brunswick Technologies, Inc. dated May 23, 2000.

*Exhibit 16. Letter of Brunswick Technologies, Inc. dated June 1, 2000.

*Exhibit 17. Letter of Brunswick Technologies, Inc. dated June 7, 2000.

 Exhibit 18. Joint Press Release dated June 13, 2000.
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* Previously filed.